Filed by Midland States Bancorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Centrue Financial Corporation

Commission File Number: 333-216708

Press Release

Midland States Bancorp, Inc. and Centrue Financial Corporation Announce Election Deadline

Effingham, IL and Ottawa, IL, May 30, 2017 — Midland States Bancorp, Inc. (NASDAQ: MSBI) (“Midland”) and Centrue Financial Corporation (NASDAQ: CFCB) (“Centrue”) today announced that the election deadline for Centrue shareholders of record to make merger consideration elections in connection with the previously announced merger between Midland and Centrue is 5:00 p.m., Eastern Daylight Time, on June 2, 2017. Centrue shareholders may elect to receive $26.75 in cash, 0.7604 shares of Midland common stock or a combination of $9.3625 in cash and 0.4943 shares of Midland common stock in exchange for each share of Centrue’s common stock, subject to adjustment and proration as provided in the merger agreement.

Centrue shareholders who need a duplicate copy of the election form and letter of transmittal and instructions or who have questions about making an election prior to the election deadline may contact Georgeson LLC, the information agent for the merger, at: Georgeson LLC, 1290 Avenue of the Americas, 9th Floor, New York, NY 10104 or by calling (877) 278-4775.

About Midland States Bancorp, Inc.

Midland States Bancorp, Inc. is a community-based financial holding company headquartered in Effingham, Illinois, and is the sole shareholder of Midland States Bank. Midland had assets of approximately $3.4 billion, and its Midland Wealth Management Group had assets under administration of approximately $1.9 billion as of March 31, 2017.  Midland provides a full range of commercial and consumer banking products and services, merchant credit card services, trust and investment management, and insurance and financial planning services. In addition, commercial equipment leasing services are provided through Heartland Business Credit, and multi-family and healthcare facility FHA financing is provided through Love Funding, Midland’s non-bank subsidiaries. Midland has more than 80 locations across the United States. For additional information, visit www.midlandsb.com or follow Midland on LinkedIn at https://www.linkedin.com/company/midland-states-bank.

About Centrue Financial Corporation

Centrue Financial Corporation is a regional financial services company headquartered in Ottawa, Illinois and devotes special attention to personal service. Centrue serves a market area which extends from the far western and southern suburbs of the Chicago metropolitan area across Central Illinois and metropolitan St. Louis.  Further information about Centrue is available at its website at http://www.centrue.com.

Additional Information

This communication is being made in respect of the merger involving Midland and Centrue. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

Midland has filed a registration statement on Form S-4 with the SEC in connection with the proposed transaction. The registration statement includes a proxy statement of Midland and Centrue that also constitutes a prospectus of Midland, which has been sent to the shareholders of each of Midland and Centrue. Shareholders are advised to read the joint proxy statement/prospectus because it contains important information about Midland, Centrue and the proposed transaction. This document and other documents relating to the merger filed by Midland and Centrue can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained free of charge by accessing Midland’s website at www.midlandsb.com under “Investors” and then under the “SEC Filings” tab. Alternatively, these documents may be obtained free of charge from Midland upon written request to Midland States Bancorp, Inc., Corporate Secretary, 1201 Network Centre Drive, Effingham, Illinois, 62401 or by calling (217) 342-7321 or emailing corpsec@midlandsb.com, or from Centrue, upon written request to Centrue Financial Corporation, Investor Relations, 122 West Madison Street, Ottawa, Illinois 61350 or by calling (815) 431-8400 or emailing investor.relations@centrue.com.

Participants in this Transaction

Midland, Centrue and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in Midland’s definitive proxy statement relating to its 2017 annual meeting of shareholders filed with the SEC on March 17, 2017 and in Centrue’s Annual Report on Form 10-K filed with the SEC on March 2, 2017. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants is included in the joint proxy statement/prospectus regarding the proposed transaction.

CONTACTS:

For Midland:

Douglas J. Tucker, Sr. V.P., Corporate Counsel, at dtucker@midlandsb.com or (217) 342-7321

For Centrue:

Daniel R. Kadolph, Chief Financial Officer, at daniel.kadolph@centrue.com or (815) 431-2838